Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended September 30,		Nine Months ended September. 30,
	2009	2008	2009	2008

Computation of loss per common share:

Net loss applicable to common shares	$(4,435)	$(74,577)	$(1,491,576)	$(2,167,197)

Weighted average number of common shares	107,446,878	107,338,332	107,412,626	107,265,556

Net income (loss) per common share	$(0.00)	$(0.00)	$(0.01)	$(0.02)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.